Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated July 22, 2025 in this Registration Statement on Post-Effective Form S-4 Amendment No.1 of Welsbach Technology Metals Acquisition Corp. as a co-registrant, with respect to our audit of the balance sheet of Evolution Metals LLC as of December 31, 2024, and the related statements of operations, changes in member’s deficit, and cash flows for the period from February 8, 2024 (inception) to December 31, 2024 that appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

July 29, 2025